Mail Stop 3561

October 3, 2008

Mark Jenkins
Group Company Secretary
Signet Group plc
15 Golden Square
London W1F 9JG England

> **Re: Signet Group plc**
> **Form 20-F for Fiscal Year Ended February 2, 2008**
> **Filed May 9, 2008**
> **File No. 001-32349**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended February 2, 2008
Exhibit 15.3

Note 1. Principal accounting policies, page 86
(a) Basis of preparation, page 86

1. We have reviewed your response to comment two in our letter dated August 25, 2008. Please tell us in further detail why you concluded the timing of the change in functional currency was appropriate as opposed to some earlier date. In this regard, please provide us with a timeline that demonstrates the period over which the majority of your business became denominated in US dollars. Specifically tell us the percentage of your sales, operating profit, net assets and borrowings denominated in US dollars for each of the last 3 years. Additionally, it appears that paragraph 9(a)(i) of IAS 21 was a determining factor in your decision to change the functional currency. Please tell us the extent to which paragraphs 9(a)(ii)-11 also impacted your decision. Furthermore, tell us the economic significance of the re-denomination of your share capital in February 2007 and why this contributed to your decision to change the functional currency. Finally, provide

us with a summary of the percentage change in sales and net income had the functional currency remained the pound for fiscal 2008. Provide us with a similar analysis had the functional currency been the dollar for fiscal year 2007. We may have further comment.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions regarding the comments on financial statements and related matters. You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director